FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu significantly improved tumour response rate and overall survival in HER2-positive metastatic gastric cancer in Phase II DESTINY-Gastric01 trial

29 May 2020 13:00 BST

Enhertu significantly improved tumour response rate and overall survival in HER2-positive metastatic gastric cancer in Phase II DESTINY-Gastric01 trial

First HER2-directed medicine to show an improvement in overall survival for previously treated metastatic gastric cancer with a 41% reduction in the risk of death vs. chemotherapy

Breakthrough Therapy Designation recently granted in the US
for Enhertu in this setting

Detailed results from the positive, registrational, randomised controlled Phase II DESTINY-Gastric01 trial showed AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo)'s Enhertu (trastuzumab deruxtecan) demonstrated a statistically significant and clinically meaningful improvement in objective response rate (ORR) and overall survival (OS), a key secondary endpoint, versus chemotherapy.

The trial evaluated patients with HER2-positive unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma that had progressed following two or more treatment regimens including trastuzumab and chemotherapy.

Gastric cancer is the third leading cause of cancer mortality with a five-year survival rate of 5% for metastatic disease.1,2 Approximately one in five gastric cancers are considered HER2 positive.3,4

The confirmed ORR, assessed by independent central review, was 42.9% with Enhertu monotherapy (6.4mg/kg) compared to 12.5% with investigator's choice of chemotherapy (paclitaxel or irinotecan). Ten complete responses (CRs) and 41 partial responses (PRs) were seen in patients treated with Enhertu versus no CRs and seven PRs seen in patients treated with chemotherapy.

Patients treated with Enhertu had a 41% reduction in the risk of death versus patients treated with chemotherapy (based on a hazard ratio [HR] of 0.59; 95% confidence interval [CI] 0.39-0.88; p=0.0097) at a pre-specified interim analysis. The median OS was 12.5 months versus 8.4 months with chemotherapy. The estimated OS rate at one year in the Enhertu arm was 52.1% and 28.9% with the chemotherapy arm.

Kohei Shitara, MD, Chief of Department of Gastrointestinal Oncology, National Cancer Center Hospital East, Chiba, Japan and principal investigator in the Phase II DESTINY-Gastric01 trial, said: "Once patients with HER2-positive metastatic gastric cancer progress following initial treatment with an anti-HER2 regimen, there are limited options and no approved HER2-targeted therapies. Based on the compelling results of the DESTINY-Gastric01 trial, Enhertu has the potential to become a new standard of care for these patients."

José Baselga, Executive Vice President, R&D Oncology, said: "In DESTINY-Gastric01, the response rate was more than three times higher with Enhertu versus chemotherapy. Additionally, more than half of patients treated with Enhertu were alive at one year compared to less than a third with chemotherapy. In addition to the impressive results we saw in HER2-positive metastatic breast cancer in DESTINY-Breast01, these results in gastric cancer may help further define the role of Enhertu in transforming patient outcomes across multiple HER2-targetable cancers."

Antoine Yver Executive Vice President and Global Head, Oncology Research and Development, Daiichi Sankyo, said: "Enhertu is the first HER2-directed therapy to show an improvement in overall survival for patients with previously treated HER2-positive metastatic gastric cancer. These data are encouraging and meaningful since patients with advanced gastric cancer have limited therapeutic options once they progress and face markedly high mortality rates. We are working with regulatory authorities to bring Enhertu to patients with metastatic gastric cancer as quickly as possible."

Enhertu showed a confirmed disease control rate (DCR) of 85.7% versus 62.5% and a median confirmed duration of response (DoR) of 11.3 months versus 3.9 months with chemotherapy.

Summary of results:i

	Enhertu monotherapyii	Investigator's choiceof chemotherapy(paclitaxel or irinotecan)
	n=119	n=56
Confirmed ORR (%)iii,iv,v (95% CI)	42.9 (33.8-52.3; p<0.0001)	12.5 (5.2-24.1)
CR (%)	8.4	0
PR (%)	34.5	12.5
SD (%)	42.9	50.0
Confirmed DCR (%)vi (95% CI)	85.7 (78.1-91.5)	62.5(48.5-75.1)
Confirmed median DoR (months) (95% CI)	11.3 (5.6-NE)	3.9 (3.0-4.9)
SD, stable disease
i. Data cut-off was 8 November 2019.
ii. Enhertu 6.4mg/kg.
iii. As assessed by independent central review.
iv. ORR is (CR + PR).
v. Confirmed ORR represents responses confirmed by a follow-up scan ≥four weeks after initial CR/PR; unconfirmed ORR is the primary endpoint of the trial (51.3% [95% CI 41.9-60.5] versus 14.3% [95% CI 6.4-26.2]; p<0.0001). Both confirmed and unconfirmed ORR were assessed by independent central review.
vi. DCR is (CR + PR + SD).

The safety and tolerability profile of Enhertu in DESTINY-Gastric01 was consistent with that observed in the Phase I gastric cancer trial and previously reported Enhertu trials.5 The most common Grade 3 or higher treatment-emergent adverse events were decreased neutrophil count (51.2%), anaemia (37.6%), decreased white blood cell count (20.8%) and decreased appetite (16.8%). There were 12 cases (9.6%) of confirmed treatment-related interstitial lung disease (ILD) and pneumonitis as determined by an independent review. The majority were Grade 1 or 2 with two Grade 3, one Grade 4 and no Grade 5 (ILD-related deaths).

The results were presented during the 2020 American Society of Clinical Oncology ASCO20 Virtual Scientific Program and simultaneously published online in The New England Journal of Medicine.6

Enhertu was recently granted Breakthrough Therapy Designation (BTD) in the US for the treatment of patients with HER2-positive unresectable or metastatic gastric cancer based on data from DESTINY-Gastric01 trial and Orphan Drug Designation (ODD) for patients with gastric cancer, including gastroesophageal junction cancer.

Gastric cancer
Gastric (stomach) cancer is the fifth most common cancer worldwide and the third leading cause of cancer mortality with a five-year survival rate of 5% for metastatic disease; there were approximately one million new cases reported in 2018 and 783,000 deaths.1,2

Approximately one in five gastric cancers are HER2 positive.3,4 HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers. Gastric cancer is usually diagnosed in the advanced stage, but even when diagnosed in earlier stages of the disease the survival rate remains modest.7 Recommended 1st-line treatment for HER2-positive advanced or metastatic gastric cancer is combination chemotherapy plus trastuzumab, an anti-HER2 medicine, which has been shown to improve survival outcomes when added to chemotherapy. For gastric cancer that progresses on 1st-line treatment, there are no other approved HER2-targeted medicines.8

DESTINY-Gastric01
DESTINY-Gastric01 is a registrational Phase II, open-label, multi-centre, randomised controlled trial testing the safety and efficacy of Enhertu versus investigator's choice of chemotherapy in a primary cohort of 188 patients from Japan and South Korea with HER2-expressing, advanced gastric cancer or gastroesophageal junction adenocarcinoma (defined as IHC3+ or IHC2+/ISH+) who have progressed on two or more prior treatment regimens including fluoropyrimidine and platinum chemotherapy and trastuzumab. Patients were randomised 2:1 to receive Enhertu or investigator's choice of chemotherapy (paclitaxel or irinotecan monotherapy). Patients were treated with Enhertu 6.4mg/kg once every three weeks or chemotherapy.

The primary endpoint of the trial is ORR, as assessed by independent central review. ORR, or tumour response rate, represents the percentage of patients whose disease decreased and/or disappears. OS was a key secondary endpoint to be statistically evaluated hierarchically at a prespecified interim analysis if the primary endpoint was statistically significant. Other secondary endpoints include progression-free survival, DoR, DCR and confirmed ORR assessed in those responses confirmed by a follow-up scan of at least four weeks after initial independent central review.9

Enhertu
Enhertu (trastuzumab deruxtecan; fam-trastuzumab deruxtecan-nxki in the US) is a HER2-directed antibody drug conjugate (ADC) and is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

Enhertu (5.4mg/kg) is approved in the US and Japan for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the DESTINY-Breast01 trial.

Enhertu clinical development
A comprehensive development programme is underway globally with six registrational trials evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers including breast, gastric and lung cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

In May 2020, Enhertu received BTD from the US FDA for the treatment of patients with HER2-positive unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma who have received two or more prior regimens including trastuzumab and ODD for patients with gastric cancer, including gastroesophageal junction cancer. In March 2018, Enhertu received a SAKIGAKE designation for potential use in the same HER2-positive gastric cancer patient population and a supplemental New Drug Application was recently submitted to the Japan Ministry of Health, Labour and Welfare.

In May 2020, Enhertu also received a BTD for the treatment of patients with metastatic non-small cell lung cancer whose tumours have a HER2 mutation and with disease progression on or after platinum-based therapy.

Collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu worldwide, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is solely responsible for manufacturing and supply.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and ADCs - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Bray F, et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J. Clin. 2018; 68:394-424.
2.   American Cancer Society. Stomach Cancer: Early Detection, Diagnosis, and Staging. Available at: https://www.cancer.org/cancer/stomach-cancer/detection-diagnosis-staging/survival-rates.html.
3.   American Cancer Society. Stomach Cancer: Treating Stomach Cancer. Available at: https://www.cancer.org/cancer/stomach-cancer/treating/targeted-therapies.html.
4.   Iqbal N. et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;2014:852748. doi:10.1155/2014/852748.
5.   Shitara, K, et al. Trastuzumab deruxtecan (DS-8201a) in patients with advanced HER2-positive gastric cancer: a dose-expansion, phase 1 study. Lancet Oncol. 2019; 20:827-36.
6.   Shitara, K et al. Trastuzumab Deruxtecan in Previously Treated HER2-Positive Gastric Cancer. N Engl J Med. DOI: 10.1056/NEJMoa2004413.
7.   Curea F.G, et al. Current Targeted Therapies in HER2-Positive Gastric Adenocarcinoma. Cancer Biotherapy & Radiopharmaceuticals. 2017;32 (10).
8.   NCCN Guidelines® Gastric Cancer. Version 4.2019. December 20, 2019: MS-22-36.
9.   ClinicalTrials.Gov. NCT03329690. Available at: https://www.clinicaltrials.gov/ct2/show/NCT03329690

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary